Energy Income Partners, LLC

Letter Agreement

February 24, 2023

To: Board of Trustees
EIP Investment Trust
10 Wright Street
Westport, CT 06880

Dear Sirs:

You have engaged us to act as the sole investment advisor to the EIP Growth and Income Fund (the “Fund”), a series of the EIP Investment Trust, a Delaware statutory trust, pursuant to a Management Agreement approved by the Board of Trustees.

Effective February 28, 2023, we hereby agree to waive our management fee and/or reimburse expenses so that the Fund’s total annual operating expenses, excluding: brokerage fees and commissions; borrowing costs (such as (i) interest and (ii) dividend expenses on securities sold short); taxes; any 12b-1 fees or fees paid pursuant to an Administrative Services Plan; any indirect expenses such as acquired fund fees and expenses; and extraordinary expenses, do not exceed 1.25% of the Fund’s average daily net assets through February 28, 2024. We understand that we may not terminate this Agreement prior to such date, except that we may voluntarily agree to lower the expense cap below 1.25%.

Any waiver or reimbursement by us is subject to repayment by the Fund in the three years following the date the particular waiver or reimbursement is due; provided that the Fund is able to make the repayment without exceeding the 1.25% expense limitation.

Very truly yours,

Energy Income Partners, LLC

By: ___/s/__James Murchie______________________
Name: James Murchie
Title: Chief Executive Officer

Acceptance

The foregoing Agreement is hereby accepted.

EIP Investment Trust

By: __/s/SalvatoreFaia__________________________
Name: Salvatore Faia
Title: Chairman